**CITY WINDMILLS INC.**
**Statements of Comprehensive Income**
**(Unaudited)**

| | Year Ended December 31, 2017 | Year Ended December 31, 2016 |
|---|---|---|
| Revenue | $ - | $ - |
| Cost of sales | | - |
| Gross profit | - | - |
| | | |
| Expenses: | | |
| Bank fees | 360 | 315 |
| Legal and professional | 429 | 429 |
| Service contract | 78,470 | 79,958 |
| Travel | 567 | 40 |
| Utilities | 648 | 511 |
| Total expenses | 80,474 | 81,253 |
| | | |
| Net income (loss) | $ (80,474) | $ (81,253) |